

April 26, 2024

Michael Guthrie
Chief Financial Officer
Roblox Corporation
970 Park Place
San Mateo, CA 94403

   **Re: Roblox Corporation**
    **Form 10-K for the Fiscal Year Ended December 31, 2023**
    **Form 8-K submitted February 7, 2024**
    **Response dated April 23, 2024**
    **File No. 001-39763**

Dear Michael Guthrie:

  We have reviewed your April 23, 2024 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12, 2024 letter.

Form 8-K submitted February 7, 2024

Exhibit 99.1, page 1

1. We note your response to prior comment 1. We continue to believe you should limit any discussion of Covenant Adjusted EBITDA to the liquidity section in your filed documents (i.e. Forms 10-K and 10-Q). Please remove any reference to Covenant Adjusted EBITDA from your earnings releases and shareholder letters included in your Forms 8-K, as well as elsewhere such as in earnings calls and other supplemental information. Refer to Question 102.09 of the Non-GAAP C&DIs. Alternatively, revise the measure used outside of the liquidity discussion in your filed documents to remove the adjustments for change in deferred revenue and change in deferred cost of revenue as these adjustments result in a measure that reflects individually tailored recognition methods. Refer to Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP CD&Is.

Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Mark Reinstra